Exhibit 99.2

Daqo New Energy Corp. Announces Proposed Follow-on Public Offering of American Depositary Shares

CHONGQING, China, May 12, 2014 -- Daqo New Energy Corp. (NYSE: DQ) (the “Company”), a leading polysilicon manufacturer based in China, today announced the commencement of a proposed registered underwritten public offering by the Company of American Depositary Shares (“ADSs”), each representing 25 ordinary shares of the Company. The Company proposes to offer 2,000,000 ADSs. The Company intends to grant to the underwriter a 30-day option to purchase up to 300,000 additional ADSs. The Company intends to use the net proceeds from this offering for the expansion of its Xinjiang polysilicon facility, upgrade of process technology at the Xinjiang polysilicon facility and general corporate purposes.

Credit Suisse Securities (USA) LLC is acting as the sole book-running manager and underwriter of the offering.

This offering is made pursuant to the Company’s "shelf" registration statement on Form F-3 filed with the Securities and Exchange Commission (the "SEC") on April 14, 2014, which became effective under the U.S. Securities Act of 1933 on May 2, 2014. A preliminary prospectus supplement related to the proposed ADS offering has been filed with the SEC. The registration statement on Form F-3 and preliminary prospectus supplement are available on the SEC website at: http://www.sec.gov.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037.

About Daqo New Energy Corp.

Daqo New Energy Corp. is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, Daqo New Energy's strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

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